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SEC FILE NUMBER
8- 51899

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACA/PRUDENT INVESTORS PLANNING,CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1051 BLOOMFIELD AVE.
(No. and Street)

CLIFTON	NJ	07012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN ACHTEL 973-472-7777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANGELO, WILLIAM
(Name — *if individual, state last, first, middle name*)

15 BRANT AVE., #1	CLARK	NJ	07066
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN ACHTEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/PRUDENT INVESTORS PLANNING CORP., as of ________, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

CANDICE SURACE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

WILLIAM ANGELO, JR.
CERTIFIED PUBLIC ACCOUNTANT

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

INDEX

WILLIAM ANGELO JR.,CPA
15 BRANT AVENUE, SUITE 1
CLARK, NJ 07066

INDEPENDENT AUDITOR'S REPORT

ACA/Prudent Investors Planning Corporation
1051 Bloomfield Avenue
Clifton, NJ 07012

Gentlemen:

I have audited the accompanying balance sheet of ACA/Prudent Investors Planning Corporation as of December 31, 2001 and the related statements of income, stockholders' equity and cash flows for the year then ended. These statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance that the financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly the financial position of ACA/Prudent Investors Planning Corporation as of December 31, 2001 and the results of its operation and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. I also examined the supplementary supporting schedules presented on the following pages. These schedules are presented for purposes of additional anaylsis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Angelo Jr., CPA

February 13, 2002

WILLIAM ANGELO, JR.
CERTIFIED PUBLIC ACCOUNTANT

ACA/PRUDENT INVESTORS PLANNING CORPORATION
BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
CASH IN BANK	$ 90,249	
ACCOUNTS RECEIVABLE	45,856	
TOTAL CURRENT ASSETS		$136,105
OTHER ASSETS		
SECURITY DEPOSIT		1,250
TOTAL ASSETS		$137,355

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 20,195
STOCKHOLDERS EQUITY		
COMMON STOCK	100	
PAID IN SURPLUS	109,900	
RETAINED EARNINGS	7,160	
TOTAL STOCKHOLDERS' EQUITY		117,160
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$137,355

See Accountants' Opinion and Notes to Financial Statements

ACA/PRUDENT INVESTORS PLANNING CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE		
LIFE INSURANCE COMMISSIONS	$ 24,928	
INTEREST AND DIVIDENDS	2,104	
COMMISSIONS AND OTHER INCOME	877,265	
TOTAL REVENUE		$ 904,297
EXPENSES		
AUTOMOBILES, OPERATING AND MAINTENANCE	4,237	
INSURANCE	4,758	
LICENSES & FEES	5,691	
OFFICE EXPENSE	11,398	
PENSION AND PROFIT SHARING	36,656	
PROFESSIONAL FEES	2,200	
RENT	22,691	
SALARIES - OFFICER	170,000	
SALARIES - OTHER	116,351	
SOLICITING AND PROMOTIONAL	17,438	
TAXES - PAYROLL	17,549	
TAXES - OTHER	40	
TAXES - NJ CORPORATE	28,450	
TELEPHONE	5,769	
OTHER MISCELLANEOUS COSTS	1,316	
TOTAL EXPENSES		444,544
NET INCOME		$ 459,753

See Accountants' Opinion and Notes to Financial Statements

ACA/PRUDENT INVESTORS PLANNING CORPORATION
STATEMENT OF STOCKHOLDRS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, AS AT JANUARY 1, 2001	$ 100	$ 109,900	$ 40,391	$ 150,391
NET INCOME	-	-	459,753	459,753
DISTRIBUTION TO STOCKHOLDER	-	-	(492,984)	(492,984)
BALANCE, AS AT DECEMBER 31, 2001	$ 100	$ 109,900	$ 7,160	$ 117,160

See Accountants' Opinion and Notes to Financial Statements

ACA/PRUDENT INVESTORS PLANNING CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:		
NET INCOME		$ 459,753
WORKING CAPITAL PROVIDED BY OPERATING ACTIVITIES		459,753
ADD (DEDUCT) CHANGES IN WORKING CAPITAL ACCOUNTS NOT AFFECTING CASH:		
DECREASE IN ACCOUNTS RECEIVABLE	$27,317	
DECREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES	(31,158)	
NET CHANGE		(3,841)
TOTAL NET CASH PROVIDED BY OPERATING ACTIVITIES		455,912
INVESTING ACTIVITIES:		
DISTRIBUTIONS TO SHAREHOLDER	(492,984)	
NET CASH USED IN INVESTING ACTIVITIES		(492,984)
NET DECREASE IN CASH		(37,072)
CASH AT BEGINNING OF YEAR JANUARY 1, 2001		127,321
CASH AT END OF YEAR DECEMBER 31, 2001		$ 90,249

See Accountants' Opinion and Notes to Financial Statements

ACA/PRUDENT INVESTORS PLANNING CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - Summary of Significant Accounting Policies:

ACA/Prudent Investors Planning Corporation is a securities brokerage firm and is a member of the National Associaion of Securities Dealers.

NOTE 2 - Income Taxes:

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income tax on the taxable income.

NOTE 3 - Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness, change from day-to-day, but as of December 31, 2001, the Company had net capital of which exceeded its requirements by $ 111,056.

ACA/PRUDENT INVESTORS PLANNING CORPORATION
COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Net Capital

Stockholder Capital	$117,160
Deduct: Non-Allowable Assets	
Accounts Receivable	(1,104)
Net Capital	116,056
Aggregate Indebtedness:	
Accounts Payable	20,195
Net capital requirement (1/15 of aggregate indebtedness or $5000 minimum net dollar requirement whichever is greater)	5,000
Net capital in excess of required amount of net capital	111,056
Ratio of aggregate indebtedness to net capital	.17

Notes: The above amount does not differ materially from the computation of new net capital under Rule 15c3-1 as of December 31, 2001 filed with the National Association of Securities Dealers, Inc.

SUPPLEMENTARY SUPPORTING SCHEDULE

WILLIAM ANGELO JR., CPA
15 BRANT AVENUE, SUITE #1
CLARK, NJ 07066

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

ACA/Prudent Investors Planning Corporation
1051 Bloomfield Avenue
Clifton, NJ 07012

Gentlemen:

In planning and performing my audit of the financial statements of ACA/Prudent Investors Planning Corporation for the year ended December 31, 2001, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ACA/Prudent Investors Planning Corporation that I considered relevant to the objectives stated in Rule 17a-5(g).(i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(s)(ii). I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers of perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsbiility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaulation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

William Angelo Jr., CPA